December 4, 2013

DIVISION OF CORPORATION FINANCE

Mail Stop 3720

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-0404

Attention:	Larry Spirgel
Assistant Director
Division of Corporation Finance

Re:	inContact, Inc.
Form 10-K for the fiscal year ended December 31, 2012, Filed March 18, 2013
File No. 001-33762

Dear Mr. Spirgel:

We write in response to your letter dated November 19, 2013 regarding the above-referenced filings. The following responses are numbered to correspond to the Staff’s comments:

Form 10-K for the fiscal year ended December 31, 2012

Consolidated Financial Statement for the Year Ended December 31, 2012

Note 12. Related Party Transactions, F-25

1.	We note you amended the Siemens’ reseller agreement in February 2013. With a view towards expanded related party footnote and MD&A disclosures, please respond in detail to each of the following questions so that we may fully understand the nature, business purpose, and accounting for your arrangements with Siemens. Where appropriate, please refer us in your response to the accounting literature relied upon by management as a basis for your accounting.

The business purpose of the arrangement with Unify (formerly Siemens Enterprise Communications, Inc.) is to expand sales of inContact’s software subscription services, both internationally and domestically, through a reseller with international recognition and presence. This objective was pursued through a reseller agreement that required, inContact, Inc. (the “Company” or “inContact”) to invest in software subscription service infrastructure in Europe and provided for Unify’s two year exclusivity in Europe (including Russia), Middle East, and Africa ("EMEA"). In exchange for granting of exclusivity, establishment of IT environments in EMEA and other commitments. Unify committed to minimum purchase commitments in 2012 and 2013, totaling $15 million.

inContact also recognized the fact that it would need to incrementally fund the projected growth in business, and was prepared to raise equity capital through a private placement or public offering. Ultimately, inContact and ENH concluded inContact could avoid the time delay in pursuing an equity financing through a placement agent and be faster to market with inContact software subscription services through Unify in EMEA, if ENH made an investment directly.

Below is a detailed overview/timeline of inContact’s relationship and transactions with Unify. We feel that an overall understanding of the nature and business purpose is important in relation to our responses to the Staff’s comments.

On June 14, 2011, inContact sold to ENH, approximately 7.2 million common shares of inContact at $3.32 per share for cash in the amount of approximately $23.9 million.

Contemporaneous to the above June 14, 2011 stock purchase by ENH, inContact entered into a Commercial Agreement (“Reseller Agreement”) with Unify, whereby Unify became a world-wide distributor/reseller of inContact's portfolio of software subscription services. Unify was granted a non-exclusive right to resell inContact's software subscription services and other services globally with an exclusive right to sell the inContact services in EMEA.

The initial term of the Reseller Agreement was from June 14, 2011 to December 13, 2013. Unify agreed to the following minimum purchase commitments during the term of the Reseller Agreement:

•	$5.0 million in net software subscription revenue for calendar year 2012 with quarterly minimum cash payments based on this total annual minimum purchase commitment, of 15% for Quarter 1, 20% for Quarter 2, 25% for Quarter 3 and 40% for Quarter 4.

•	$10.0 million in net software revenue for calendar year 2013 with quarterly minimum cash payments based on this total annual minimum purchase commitment, of 15% for Quarter 1, 20% for Quarter 2, 25% for Quarter 3 and 40% for Quarter 4.

On October 7, 2011, inContact entered into a Loan Agreement with Zions First National Bank in which Unify was the Guarantor. The purpose of the loan was to finance the building of software subscription services infrastructure in Germany to serve anticipated customers arising from the Reseller Agreement.

During 2012, Unify sold substantially fewer software subscription services than it had originally anticipated. On February 13, 2013, inContact amended certain provisions of the Reseller Agreement with Unify, allowing Unify more time to implement a revised sales plan, with the objective of increasing contract revenue progressively to a level commensurate with the amount of the minimum purchase commitments.

The February 13, 2013 Amended Reseller Agreement (“Amended Reseller Agreement” or “Amendment”) modified Unify’s minimum purchase commitments to be $4.5 million for 2012, $7.0 million for 2013 and extended the minimum purchase commitment obligation into 2014 in the amount of up to $5.0 million, which may be credited up to $1.0 million in 2014 in consideration for up to a $1.0 million investment by Unify in sales and marketing of the Company’s software subscription services. Under the Amended Reseller Agreement Unify relinquished exclusivity in “EMEA.” Additionally, sales made by other resellers and inContact in EMEA will go toward satisfying Unify’s minimum purchase commitment obligation.

At the time of the February 13, 2013 Amendment, inContact agreed that through 2013, Unify could make payment of its obligations with shares of our common stock held by Unify’s parent company, ENH, at a price per share, discounted 9.0% from the volume weighted average price, averaged over a specified period of five trading days prior to the payment date.

Up to the date of the February 13, 2013 Amendment, Unify had paid the 2012 Quarter 1 and Quarter 2 minimum purchase commitments in cash. As of December 31, 2012, the 2012 Quarter 3 of $1.25 million and the Quarter 4 minimum purchase commitment of $1.5 million, which was reduced from $2.0 million to $1.5 million by the February 13, 2013 Amended Reseller Agreement, were outstanding and were paid by the delivery of 492,000 shares of the Company’s common stock by Unify in 2013.

In May 2013, ENH sold its remaining 6.4 million shares of the Company’s common stock in the open market. Accordingly, payments made by Unify to inContact under the Amended Reseller Agreement since that time have been or will be in cash.

a. It appears the 7.2 million shares of common stock sold to Siemens on June 14, 2011 may have been sold at a discount to the previous closing price of your common stock. Please advise us and if applicable, tell us why you sold the shares at a discount and how you accounted for the discount.

On June 14, 2011, inContact sold to ENH, the parent company of Unify, approximately 7.2 million common shares of inContact common stock at $3.32 per share for cash in the amount of approximately $23.9 million. The per share price was established on June 1, 2011, and was based on negotiated proceeds of $23.9 million in exchange for a number of the Company’s common shares at a price which was determined over the 30 days prior to the June 1st date. The sale price of $3.32 per share is effectively a discount of approximately 16.4% from the June 14, 2011 closing price of $3.97.

These shares were not registered at the time of their issuance to ENH and were subsequently registered under Form S-3 on October 27, 2011. In addition, per Section 3.2 of the Investor Rights Agreement these shares were under a “Lockup” for a period of 180 calendar days following the June 14, 2011 transaction.

We concluded that the discount for marketability, when combined with the foregone underwriter commissions (typically 7%), was appropriate and consistent with other sales of restricted common shares without warrant coverage issued in private offerings similar to the ENH investment. This conclusion is based on the following:

1.	We reviewed the most readily available information for similar transactions in 2009 (inContact had completed a prior private offering in 2009) and noted that the median and mean discount for these transactions was 9.3% and 9.5%, respectively, with discounts listed for these companies as high as 29.5% and as low as 0.0%.

2.	inContact did not pay a commission to a placement agent or underwriter as the transaction was done directly with ENH. Since inContact was able to avoid placement commissions and costs normally associated with such a substantial capital raise, (a) it had room to negotiate a price to close the stock sale that represented a discount from the transaction date public closing price higher than the mean for similar transactions, but well within the upper range of such discounts, and (b) realize net proceeds from the stock sale to ENH comparable to what it would receive in a capital raise through a placement agent or underwriter.

b. We note $2.7 million in revenue earned from Siemen’s during 2012 was paid by the delivery of 492,000 shares of your common stock in 2013. Please tell us if the $2.7 million amount was owed as a result of an unmet minimum commitment payment obligation. If so, tell us if you reported this amount as revenue in your income statement and explain your basis for doing so.

Yes, the $2.7 million was owed as a result of unmet minimum purchase commitment and has been recorded as revenue.

We consider the recognition of revenue related to minimum purchase commitment under the Unify Reseller Agreement and the subsequent settlement, whether in cash or shares of our common stock, of the related receivables generated from recognition of this revenue as separate and distinct transactions and have reported them accordingly in our income statement. The basis supporting the recognition of revenue related 1) to the minimum purchase commitment and 2) to the subsequent settlement of the related receivable in shares of inContact common stock is as follows:

1.	Recognition of Revenue Related to the Minimum Purchase Commitment

We have concluded that revenue should be recognized in the amount of minimum purchase commitment each quarter based on an analysis of Staff Accounting Bulletin Topic 13A (“SAB Topic 13A”).

SAB Topic 13A guidance lists four criteria that must be met before revenue is realized or realizable and earned. inContact considered these four criteria in relation to minimum purchase commitments under the Reseller Agreement to determine its recognition into revenue.

Criteria No. 1 - Persuasive evidence of an arrangement exists. This criteria has been met and is evidenced by the final Reseller Agreement by and between inContact and Unify signed on June 14, 2011 and subsequently amended on February 13, 2013.

Criteria No. 2 – Delivery has occurred or services have been rendered. This criteria has been met based on the following facts:

The scope of services detailed of the Reseller Agreement is twofold. The first scope of the Reseller Agreement provides the requirements for terms and conditions under which Unify will resell inContact’s software subscription services to its customers. These can be considered inContact’s service commitments under the Agreement. As inContact’s services are software services that are sold on a subscription basis, inContact will render and recognize these services to Unify’s resold customers as they are delivered.

The second scope contemplated in the Reseller Agreement provides for the support and financial commitments required of inContact to enable it to provide the ongoing service commitments described above.

inContact has substantially accomplished what it was required to do pursuant to the terms of the Reseller Agreement with regard to its support and financial commitments as of each reporting period which includes the following:

•	inContact has made available marketing literature to Unify (Section 2.4.2), including two “sandbox” systems for Unify’s customer demonstrations.

•	inContact has granted Unify an exclusivity right to resell inContact’s software subscription services on a global basis (Section 2.5).

•	inContact has established and funded the IT environment in Europe (Section 14.9(a)). These two IT environments are located in Munich and Frankfurt and were established in anticipation of Unify’s EMEA resold orders for inContact’s software subscription services.

However, to enable Unify to resell inContact’s software subscription services and for inContact be able to fulfill these services per the Reseller Agreement, the system must be made available at a level and capacity that is effectively the same for there to be one or many customers set-up on the system. In addition, the services are generally automated after the initial customer set-up. These data centers were activated and made available for use by Unify’s resold customers.

inContact has been and is currently managing all operations functions of delivering the software subscription services (Section 14.9(c)).

As inContact is providing access to Unify under the Reseller Agreement and it has fulfilled its obligation under the agreement to provide access to Unify for each period, inContact has earned the minimum purchase commitment as outlined in the agreement.

Criteria No. 3 – The seller’s price to the buyer is fixed and determinable. This criteria has been met.

Based on the guidance provided by the SEC in Question No. 2 of the discussion of “Nonrefundable up-front fees” in SAB Topic 13A (“Question No. 2”) the amounts up to the minimum purchase commitment are fixed and determinable.

In this question, the facts detail a company that requires customers to prepay for all the services upfront. These services are “generally automated after the initial customer set-up” and “consist of primarily establishing the necessary records and files in the company’s pre-existing computer system to provide the services.” “Once the initial customer set-up activities are complete, the company provides its services in accordance with the arrangement.” These fees detailed in the facts of Question No. 2 are non- refundable.

The facts detailed in Question No. 2 are analogous to those of the Reseller Agreement. For example, 1) the minimum purchase commitment is an annual minimum fee to be paid to inContact in each year of the contract with quarterly minimum cash payments regardless of the number of customers using the software subscription services that are resold by Unify; 2) once inContact’s systems are in place, the services are generally automated after the initial customer set-up, which entails granting or provisioning access to the customer to the network and software subscription services; and 3) upon termination of the Reseller Agreement (Section 24.3.2), Unify shall be liable to pay any remaining amount under Section 14.8 (See discussion of the minimum purchase commitment above), making the minimum purchase commitment non-refundable.

The Interpretive Response to Question No. 2 details that “revenue should be recognized on a straight-line basis, unless evidence suggests that the revenue is earned…in a different pattern, over the contractual term.” (Para No. 40 of SAB Topic 13A) As with the Reseller Agreement, Unify would not have included a minimum purchase commitment without the ongoing inContact software subscription services and in addition, as the minimum purchase commitment is not refundable, there is no uncertainty as to whether the fee is fixed and determinable.

Criteria No. 4 – Collectibility is reasonable assured. This criteria has been met due to the fact that Unify is a large company with access to capital.

Please note that we consistently applied this analysis to the 2012 Quarter 1 and Quarter 2 minimum purchase commitments which were paid in cash and the 2012 Quarter 3 minimum purchase commitment of $1.25 million and the Quarter 4 minimum purchase commitment of $1.5 million which were outstanding as of the time of the February 13, 2013 amendment and which were paid by the delivery of 492,000 shares of the Company’s common stock by ENH in 2013.

2.	Settlement of Unify Receivable in Shares of inContact Common Stock

We have concluded that settlement of the Unify receivable in shares of inContact common stock did constitute a treasury stock transaction.

This conclusion was based on the following considerations:

a.	ENH had held the shares of inContact common stock in excess of six months and had therefore participated in the “risks and rewards of ownership” of its June 14, 2011 investment in inContact.

b.	The length of the initial Reseller Agreement with Unify was over 18 months old at the time of its February 13, 2013 amendment and allowed only for payment of the minimum purchase commitment in cash. The February 13, 2013 amendment allowed ENH, the parent company of Unify, to settle outstanding minimum purchase commitments with shares of inContact’s common stock held by ENH.

c.	Prior receivables arising from the minimum purchase commitment had been settled in cash. Up to the date of the February 13, 2013 Amendment, Unify had paid the 2012 Quarter 1 and Quarter 2 minimum purchase commitments in cash. As of December 31, 2012, the 2012 Quarter 3 minimum purchase commitment of $1.25 million and the 2012 Quarter 4 minimum purchase commitment of $1.5 million, which was reduced to $1.5 million from $2.0 million by the February 13, 2013 Amended Reseller Agreement, were outstanding and were paid by the delivery of 492,000 shares of the Company’s common stock by ENH in 2013. Subsequent payments have been made in cash.

c. We note that the amended agreement provided Siemens the right, at its election, to pay future invoiced amounts by returning your common shares to you. Tell us how you accounted for this right to require you to repurchase your common stock.

We concluded that Unify’s right to make payments with shares of inContact common stock originally sold to ENH on June 14, 2011 did not require separate accounting as Amended Reseller Agreement does not contain an embedded derivative.

This conclusion is consistent with Accounting Standards Codification (“ASC”) 815, which states:

Under ASC 815, an embedded derivative instrument would be required to be separated from the host contract and accounted for separately as a derivative instrument with changes in fair value reported in current period earnings if, and only if, all of the following criteria of ASC 815-15-25-1 are met:

1.	The economic characteristics and risks of the embedded derivative are not clearly and closely related to those of the host contract.

Under the Amended Reseller Agreement, Unify is able to pay the invoice amounts based on the “volume weighted average sales price for the five consecutive trading days commencing on a fixed date prior to the invoice payment date” and, as such, this criteria is met.

2.	The hybrid instrument is not remeasured at fair value under other applicable GAAP with changes in fair value recognized in earnings.

Unify’s right to make payments in cash or shares of inContact’s common stock is not remeasured/revalued under other applicable methods and, as such, this criteria is met.

3.	A separate instrument with the same terms of the embedded feature would be a derivative instrument pursuant to ASC 815-10-15.Under the criterion in ASC 815-15-25-1(c), an embedded derivative would cause bifurcation of the hybrid instrument and require separate accounting only if it would meet the definition of a derivative, if it were a freestanding instrument, under ASC 815-10-15-83.

Under ASC 815-10-15-83 a derivative instrument is defined as a financial instrument or other contract with all of the following characteristics [FAS 133, paragraph 6]:

a.	Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required [FAS 133, paragraph 6]:

1)	One or more underlyings [FAS 133, paragraph 6]]

This criterion is met as the balance can be settled in cash or shares of the Company’s common stock.

2)	One or more notional amounts or payment provisions or both. [FAS 133, paragraph 6]]

We reviewed the implementation guidance outlined in ASC 815-10-55-7, which focuses solely on whether the contracts under consideration have a notional amount pursuant to the definition in this ASC 815-10. The guidance specifically addresses requirements contracts similar to the Unify minimum purchase commitment that, per the Amended Reseller Agreement, can be settled in cash or shares of inContact’s common stock. The ultimate conclusion of this guidance is that a contract will have a notional amount as defined per ASC 815-10 only if a reliable means to determine a quantity exists [DIG A06, paragraph RESPONSE].]

Reviewing the application of the guidance and related example [DIG A06, paragraph RESPONSE, a. Contract 1 – Requirements contract] shows that the in the case of the Amended Reseller Agreement a notional amount is not determinable per the terms, as quantification of the amount of shares to be determined is highly subjective and relatively unreliable: such contracts are considered not to contain a notional amount.

This is due to the fact that Unify’s exclusive right to sell the inContact services in Europe (including Russia), Middle East, and Africa under the Amended Reseller Agreement is now non-exclusive, and sales in these markets by inContact and other resellers will go toward satisfying Unify’s minimum purchase commitment.”

This amendment to the agreement brings subjectivity in to the amount that will actually be owed by Unify each quarter as any services sold in the region by the Company or any other resellers would be credited to the minimum purchase commitment of Unify. As the amount of sales expected in the region from resellers and the Company is unpredictable and subjective due to the limited time that the Company’s products have been offered in the region, it is near impossible to determine with any accuracy the expected sales in the region which would offset Unify’s minimum purchase commitment.

The calculation is further complicated by the provision that under the contract, Unify is able to pay the invoice based on the “volume weighted average sales price for the five consecutive trading days commencing on a fixed date prior to the invoice payment date.”

As the right does not meet the definition of a derivative as noted above, we have not considered it necessary to analyze the other criteria therefore, no separate accounting is required.

d. Please explain to us why Siemens Enterprise Communications, Inc. acted as a guarantor on your loan from Zions First National Bank and tell us of any compensation that it received in return for doing so. Also, tell us where disclosure of this arrangement appears in your filings.

As detailed above, Unify acted as the guarantor on the Company’s October 7, 2011, Loan Agreement with Zions First Nation Bank for the specific purpose of ensuring the implementation of the appropriate software subscription services infrastructure in Germany and mutually agreed upon locations (Munich and Frankfurt). The guarantee also provided that in the event of an inContact default the title would transfer to Unify, thereby ensuring a continuation of services to their resold customers. inContact did not provide any compensation to Unify for acting as the guarantor on this loan agreement.

We direct your attention to the following related disclosure items (bold emphasis added):

1.	On page 37 of the 2012 Form 10-K in management’s discussion and analysis of financial condition and results of operations within the “Liquidity and Capital Resources” section under the caption “Promissory Note.” There we state:

In October 2011, we entered into a promissory note (“Promissory Note”) with Zions for $2.5 million to finance the acquisition and development of our infrastructure in Europe. The amount outstanding at December 31, 2012 was $1.5 million. The interest rate under the Promissory Note is 4.5% per annum above the ninety day LIBOR rate or the LIBOR rate for a specified interest period as elected by us, adjusted as of the date of any change in the ninety day LIBOR or LIBOR. Interest under the Promissory Note is paid monthly in arrears, and principal is paid in 36 equal monthly installments ending in October 2014. The financial covenants are the same as the Revolving Credit Agreement, except that if at any time the aggregate value of cash, cash equivalents and marketable securities is less than the minimum liquidity position, a minimum quarterly EBITDA of $1.1 million, calculated as of the last day of each calendar quarter, is required. The Promissory Note is guaranteed by Siemens.

2.	Also within our exhibits, we incorporated the original “Guarantee Agreement by Siemens Enterprise Communications with Zions dated October 7, 2011” by reference to the documents which were filed as an exhibit to the annual report on Form 10-K for 2011 filed by inContact with the Securities and Exchange Commission on March 9, 2012.

3.	Within the notes to the consolidated financial statements on page F-16 of the 2012 Form 10-K within Note 7. Long-Term Debt and Capital Lease Obligations under the caption “Promissory Note.” There we state:

In October 2011, we entered into a promissory note payable (“Promissory Note”) to Zions for $2.5 million. The balance at December 31, 2012 was $1.5 million. The interest rate under the Promissory Note is 4.5% per annum above the ninety day LIBOR rate or the LIBOR rate for a specified interest period as elected by us, adjusted as of the date of any change in the ninety day LIBOR or LIBOR. Interest under the Promissory Note is paid monthly in arrears, and principal is paid in 36 equal monthly installments commencing on November 1, 2011. The financial covenants are the same as the Revolving Credit Agreement, except that if at any time the aggregate value of cash, cash equivalents and marketable securities is less than the minimum liquidity position, a minimum quarterly EBITDA of $1.1 million, calculated as of the last day of each calendar quarter, is required. The Promissory Note is guaranteed by a subsidiary of the single investor described in Note 9.

Please note that Note 9 should have reference Note 10, “Capital Transactions.”

*    *    *    *

At you request, the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If member of the Staff have any further comments or questions or require any additional information, please contact me at the above address or by telephone at 1 (801) 715-5270.

Very truly yours,

/s/ Gregory S. Ayers

Gregory S. Ayers

Principal Financial and Accounting Officer

inContact, Inc.